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Exhibit 99(a)(28)

3 September 2002

Recommended cash offer by MDCP Acquisitions, an affiliate of Madison Dearborn Partners, L.L.C., for Jefferson Smurfit Group plc

Offer declared unconditional in all respects

        The directors of MDCP Acquisitions announce that all of the conditions of the Offer have now been satisfied or waived and, accordingly, the Offer has been declared unconditional in all respects.

        As at 1:00 p.m. (Dublin time), 8:00 a.m. (New York City time) today, valid acceptances of the Offer had been received in respect of 1,017,473,835 JSG Shares. This represents, in aggregate, approximately 91.39 per cent. of JSG's current issued share capital. The withdrawal rights of JSG Securityholders have been terminated forthwith. The Offer, including the Loan Note Alternative, will remain open for acceptances until 1 October 2002. Acceptance Forms not yet returned should be completed and returned in accordance with the instructions in the Offer Document and on the Acceptance Forms so as to be received as soon as possible.

        Valid acceptances have been received for the Loan Note Alternative in respect of 12,754,812 JSG Shares, representing approximately €27.4 million in nominal value of Loan Notes. MDCP Acquisitions confirms that, as valid elections for the Loan Note Alternative have been received in respect of more than €5 million in nominal value of Loan Notes, securities in this form will be issued under the Loan Note Alternative.

        The consideration due under the Offer in respect of acceptances that have been received and are complete in all respects will be dispatched on or before Tuesday, 17 September 2002, and within 14 days of receipt in respect of further acceptances that are complete in all respects. The record time for the purposes of the Spin-Off of the common stock of Smurfit-Stone Container Corporation is 4:30 p.m. (Dublin time), 11:30 a.m. (New York City time) today, 3 September 2002 and trading in the JSG Subdivided Shares will begin on 4 September 2002.

        The Board of JSG has resolved to apply to the relevant authorities for JSG Subdivided Shares and JSG ADSs to be delisted and to the Irish, London and New York Stock Exchanges for trading in JSG Subdivided Shares and JSG ADSs to be terminated by no later than close of business on 4 October 2002.

        MDCP Acquisitions intends to effect the compulsory acquisition procedures provided for in Section 204 of the Companies Act to acquire any JSG Shares in respect of which valid acceptances are not received under the terms of the Offer. Notices to non-accepting JSG Securityholders are expected to be posted on 5 September 2002.

        Prior to the Offer Period, persons deemed to be acting in concert with MDCP Acquisitions owned or controlled 81,318,966 JSG Shares, representing at that time approximately 7.30 per cent. of the issued share capital of JSG of which valid acceptances in respect of 81,314,619 JSG Shares have been received.

        Save as disclosed above: (i) neither MDCP Acquisitions nor any person deemed to be acting in concert with MDCP Acquisitions owned or controlled any JSG Shares (or rights over such shares) immediately before the commencement of the Offer Period or during the Offer Period; and (ii) neither MDCP Acquisitions nor any person deemed to be acting in concert with MDCP Acquisitions has acquired or agreed to acquire JSG Shares (or rights over such shares) during the Offer Period.

        Except as set forth herein, the terms of the Offer remain the same as set forth in the Offer Document and related acceptance materials previously distributed to JSG Securityholders.

        Terms used in this announcement have the same meaning as those contained in the Offer Document.

        Enquiries:

Deutsche Bank (financial advisor to MDCP Acquisitions)	Anthony Laubi Charles Roast	+44 207 545 8000
Merrill Lynch	Philip Yates	+44 207 628 1000
(financial advisor to MDCP Acquisitions)	Stuart Faulkner
Merrion Stockbrokers	John Conroy	+353 1 240 4100
(Irish broker to MDCP Acquisitions)
WHPR	Brian Bell	+353 1 669 0030

        The directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc (the controlling shareholder of MDCP Acquisitions) and the Management Investors (being Dr. Michael Smurfit, Mr. Gary McGann, Mr. Anthony Smurfit and Mr. Ian Curley), accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of MDCP Acquisitions, the directors of MDCP Acquisitions plc and the Management Investors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

        Deutsche Bank is regulated by the Financial Services Authority for the conduct of designated investment business in the UK and is a member of the London Stock Exchange. Deutsche Bank is acting for MDP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDP and MDCP Acquisitions for providing the protections afforded to clients of Deutsche Bank or for providing advice in relation to the Offer and Spin-Off.

        Merrill Lynch is regulated by the Financial Services Authority for the conduct of designated investment business in the UK and is a member of the London Stock Exchange. Merrill Lynch is acting for MDP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDP and MDCP Acquisitions for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer and Spin-Off.

        Merrion Stockbrokers is a member firm of the Irish Stock Exchange and the London Stock Exchange and is authorised by the Central Bank of Ireland under the Stock Exchange Act, 1995. Merrion Stockbrokers is acting for MDP and MDCP Acquisitions and for no one else in connection with the Offer and will not be responsible to anyone other than MDP and MDCP Acquisitions for providing the protections afforded to clients of Merrion Stockbrokers or for providing advice in relation to the Offer and Spin-Off.

        This press announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the related acceptance documents accompanying the Offer Document which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. MDCP Acquisitions filed with the U.S. Securities and Exchange Commission on 5 July 2002 a Tender Offer Statement containing the Offer Document and the related acceptance documents, and has subsequently filed a number of amendments thereto. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer Document and related documents accompanying the Offer Document will be made available to all JSG Shareholders at no charge to them. JSG Shareholders are advised to read the Offer Document and the related acceptance documents because they contain important information. JSG Shareholders in the US are also advised to read the Tender Offer Statement because it contains important information.

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Recommended cash offer by MDCP Acquisitions, an affiliate of Madison Dearborn Partners, L.L.C., for Jefferson Smurfit Group plc Offer declared unconditional in all respects